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October 23, 1995                                           FOR MORE INFORMATION:
                                                           John Kristoff
                                                           (216) 490-3782


DIEBOLD ANNOUNCES AGREEMENT TO PURCHASE
GRIFFIN TECHNOLOGY INCORPORATED


                  CANTON, Ohio -- Diebold, Incorporated (NYSE:DBD) today announced that it has entered into a merger agreement to purchase the stock of Griffin Technology Incorporated (NASDAQ:GRIF), based in Farmington, N.Y. Pursuant to the merger agreement, Diebold will commence a tender offer for all issued and outstanding shares of Griffin for $7.75 per share in cash.

                  In connection with the transaction, certain major shareholders have agreed to tender to Diebold their shares (representing approximately 32 percent of the issued and outstanding common stock of Griffin).

                  Griffin, with 1995 fiscal year (June 30, 1995) revenues of $17.9 million, is a provider of computerized campuswide, card-based systems for colleges and universities in the United States. Two years ago Diebold started offering an integrated campus access management (ICAM) system that combines transaction and security capabilities on a single card. Griffin, with more than 20 years experience, develops, manufactures, sells and services systems for meal plans, facility access control, photo imaging, vending and electronic payment systems. The new alliance will have nearly 300 installations.


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                  Robert W. Mahoney, Diebold chairman, president and chief
executive officer, said, "The purchase of Griffin accelerates the strategic initiative we undertook to expand our presence in the higher education marketplace, as well as in other campus-type environments. Griffin is well respected in the college and university market. Our customers will benefit not only from Griffin's market expertise, but also from Diebold's corporate reputation and financial strength, nationwide service organization and technology expertise."

                  "We also benefit from expanded sales opportunities for both companies' existing products," Mahoney said.

                  Robert S. Urland, Griffin president and chief executive officer, said, "Griffin gains by affiliating with Diebold, a much larger company with capital to finance new products and geographic expansion for campus card systems. There are also natural synergies between our companies in products and software, research and development, service, manufacturing and other operations. For instance, we will not be in a position to offer existing Griffin customers an enhanced security product line to integrate with their installed card systems. It will be a definite plus for Griffin and our college and university customers," he said.

                  Diebold, Incorporated, headquartered in Canton, Ohio, is a world leader in providing card-based transaction systems, security and service solutions to the financial, education and healthcare industries. Founded in 1859 as a security equipment


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company, Diebold currently provides integrated solutions incorporating its automated teller machines (ATMs), electronic and physical security systems, electronic payment systems, professional services and software.